Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and related Prospectus of Ares Commercial Real Estate Corporation for the registration of $1,250,000,000 of its common stock, preferred stock, debt securities, subscription rights, warrants and units, and to the incorporation by reference therein of our report dated March 1, 2016, with respect to the consolidated financial statements of Ares Commercial Real Estate Corporation, included in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

June 3, 2016
Los Angeles, California